UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

IVANHOE MINES LTD.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

46579N
(CUSIP Number)

31 December 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46579N	Page 2 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS Robert Martin Friedland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION: American and Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 97,256,622 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 97,256,622 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 97,256,622

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 22.83%

12	TYPE OF REPORTING PERSON: IN

CUSIP No. 46579N	Page 3 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS Newstar Holdings SRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION: Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 77,070,821 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 77,070,821 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 77,070,821

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 18.12%

12	TYPE OF REPORTING PERSON: OO

CUSIP No. 46579N	Page 4 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS Newstar Securities SRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION: Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 77,070,821 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 77,070,821 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 77,070,821

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 18.12%

12	TYPE OF REPORTING PERSON: OO

CUSIP No. 46579N	Page 5 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS Australian Bulk Minerals SRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION: Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 46,251,829 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 46,251,829 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 46,251,829

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.87%

12	TYPE OF REPORTING PERSON: OO

CUSIP No. 46579N	Page 6 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS Goldamere Holdings SRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION: Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 46,251,829 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 46,251,829 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 46,251,829

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.87%

12	TYPE OF REPORTING PERSON: OO

CUSIP No. 46579N	Page 7 of 9 Pages

SCHEDULE 13G

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned are hereby amending their Schedule 13G Statement dated December 31, 2003 (the “Schedule 13G”) to reflect Ivanhoe shares transferred to the 8.09% Goldamere minority shareholder who held a 100% economic interest in such shares. As a result of this transfer, Mr. Friedland now owns 100% of Goldamere. Capitalized terms used herein have the meanings ascribed to them in the Schedule 13G.

Item 1

No changes.

Item 2

2(a)   No changes.

2(b)   Address or Principal Business Office or, if none, Residence:

The address of the principal business office of Mr. Friedland is 150 Beach Road #25-03 The Gateway West, Singapore 189720.

The address of the principal business office of Newstar Holdings, Australian Bulk Minerals SRL, Goldamere Holdings SRL and Newstar Securities is Berne Building, Suite 1, The Courtyard, Hastings, Christ Church, Barbados 14038.

(c) Citizenship:

(i)     Robert Martin Friedland – American and Canadian

(ii)    Newstar Holdings – Barbados

(iii)   Newstar Securities – Barbados

(iv)  Australian Bulk Minerals SRL – Barbados

(v)   Goldamere Holdings SRL - Barbados

Item 3

No changes.

Item 4. Ownership

a.	Amount Beneficially Owned:

Goldamere directly beneficially owns an aggregate of 46,251,829 Shares. ABM may be deemed to beneficially own an aggregate of 46,251,829 Shares as a result of its voting and dispositive power over 46,251,829 Shares beneficially owned by Goldamere, its wholly-owned subsidiary. Newstar Securities may be deemed to beneficially own an aggregate of 77,070,821 Shares as a result of its voting and dispositive power over 46,251,829 Shares beneficially owned by ABM, its wholly owned subsidiary, in addition to the 30,818,992 Shares owned directly by it. Newstar Holdings may be deemed to beneficially own an aggregate of 77,070,821 Shares as a result of its voting and dispositive power over 77,070,821 Shares beneficially owned by Newstar Securities, its wholly-owned subsidiary. Mr. Friedland may be deemed to beneficially own an aggregate of 97,256,622 Shares as a result of his voting and dispositive over 77,070,821 Shares beneficially owned by Newstar Holdings, his wholly-owned company, in addition to the 20,185,801 Shares owned directly by him, 375,000 of which are options exercisable into Shares in the next 60 days.

b.	Percent of class:

Mr. Friedland may be deemed to beneficially own approximately 22.83% of the outstanding Common Shares. Newstar Holdings and Newstar Securities may be deemed to beneficially own approximately 18.12% of the outstanding Common Shares. ABM and Goldamere may be deemed to beneficially own approximately 10.87% of the outstanding Common Shares.

c.	Number of shares as to which such person has sole and shared power to vote and sole and shared power to dispose:

Goldamere may be deemed to have sole power to direct the voting and disposition of the 46,251,829 Shares it beneficially owns. ABM may be deemed to have sole power to direct the voting and disposition of the 46,251,829 Shares beneficially owned by Goldamere, its wholly-owned subsidiary. Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 46,251,829 Shares beneficially owned by ABM, its wholly owned subsidiary, in addition to the 30,818,992 Shares owned directly by it. Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 77,070,821 Shares beneficially owned by Newstar Securities, its wholly-owned subsidiary. Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 77,070,821 Shares beneficially owned by Newstar Holdings, his wholly-owned company, in addition to the 20,185,801 Shares owned directly by him, 375,000 if which are options exercisable into Shares in the next 60 days.

Item 5.

No changes.

Item 6.

No changes.

Item 7.

No changes.

Item 8.

No changes.

Item 9.

No changes.

Item 10.

No changes.

[Remainder of page intentionally left blank]

CUSIP No. 46579N	Page 9 of 9 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 2010

By:	/s/ Robert Martin Friedland
Robert Martin Friedland

NEWSTAR HOLDINGS SRL
By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland Title: President

NEWSTAR SECURITIES SRL
By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland Title: President

AUSTRALIAN BULK MINERALS SRL
By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland Title: President

GOLDAMERE HOLDINGS SRL
By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland Title: President